UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934
(Amendment No. 8)

ENDESA, S.A.

(Name of Subject Company (issuer))

E.ON Zwölfte Verwaltungs GmbH

E.ON AG

(Names of Filing Persons (offerors))

Ordinary shares, par value €1.20 each
American Depositary Shares (each representing one ordinary share)
(Titles of Classes of Securities)

Ordinary Shares, ISIN ES0130670112
American Depositary Shares, CUSIP 00029274F1, ISIN US29258N1072
(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Karl-Heinz Feldmann
Senior Vice President and General Counsel
E.ON AG
E.ON - Platz
D-40479 Düsseldorf, Germany
011 49-211-45 79-0
(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Richard Hall, Mark I. Greene
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$8,140,740,665	$871,059

(1)	Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’), the transaction valuation is calculated by multiplying 161,989,074, which is the estimate of the number of ordinary shares of Endesa (including ordinary shares represented by ADSs) subject to the U.S. Offer, by the offer price of €38.75 in cash for each ordinary share and each ADS, converted into U.S. dollars based on an exchange rate expressed in U.S. dollars per euro of $1.2969 = €1.00, the Federal Reserve Bank of New York noon buying rate on February 6, 2007. Terms used and not defined in the preceding sentence are defined below.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Exchange Act, is $107.00 per $1,000,000.00 of the transaction valuation and was sent via wire transfer on January 23, 2007 and on February 7, 2007.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $871,059 Form or Registration No.: Schedule TO and Schedule TO/A
Filing Party:	E.ON Aktiengesellschaft E.ON Zwölfte Verwaltungs GmbH
Date Filed: January 26, 2007 and February 8, 2007

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3

amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 8 (the ‘‘Amendment No. 8’’) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 26, 2007 (as amended and supplemented prior to the date hereof, the ‘‘Schedule TO’’). The Schedule TO relates to the offer by E.ON Zwölfte Verwaltungs GmbH (‘‘E.ON 12’’), a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft (‘‘E.ON’’), to acquire all the outstanding ordinary shares, par value €1.20 per share (the ‘‘ordinary shares’’), and American depositary shares (the ‘‘ADSs’’ and, together with the ordinary shares, the ‘‘Endesa securities’’) of Endesa, S.A., a Spanish public limited company (‘‘Endesa’’), at a price of €38.75 in cash for each ordinary share and each ADS, upon the terms and subject to the conditions of the U.S. offer (the ‘‘U.S. Offer’’) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the U.S. Offer to Purchase dated January 26, 2007, as amended and supplemented by the Supplement to the U.S. Offer to Purchase dated February 14, 2007 (as so amended and supplemented, the ‘‘U.S. Offer to Purchase’’). E.ON 12 is also making a separate, concurrent Spanish offer (the ‘‘Spanish Offer’’ and, together with the U.S. Offer, the ‘‘Offers’’) for the ordinary shares. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

The information set forth in the Supplement to the U.S. Offer to Purchase, the revised Share Form of Acceptance, the revised ADSs Letter of Transmittal, the revised Notice of Guaranteed Delivery and the Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat on February 14, 2007, copies of which are attached hereto as Exhibits (a)(1)(K), (a)(1)(L), (a)(1)(M), (a)(1)(N) and (a)(5)(W), respectively, is hereby expressly incorporated by reference in response to Item 1 through 9 and 11 of this Schedule TO.

Item 4.    Terms of the Transaction.

Item 4 is amended and supplemented to include the following information:

The acceptance period of the U.S. Offer has been extended by E.ON 12 until 6:00 p.m. New York City time on March 29, 2007.

Upon the terms and subject to the conditions of the U.S. Offer (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), E.ON 12 will accept for payment and pay for all ordinary shares and ADSs validly tendered and not withdrawn in accordance with the procedures set forth in Section 6 (‘‘Acceptance for Payment and Payment’’) of the U.S. Offer to Purchase on or prior to 6:00 p.m., New York City time, on March 29, 2007, unless the U.S. Offer is extended, lapses or is withdrawn.

Item 12. Exhibits.

Item 12 is amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(1)(K)	Supplement to the U.S. Offer to Purchase dated February 14, 2007
(a)(1)(L)	Revised Form of Share Form of Acceptance
(a)(1)(M)	Revised Form of ADS Letter of Transmittal
(a)(1)(N)	Revised Form of Notice of Guaranteed Delivery
(a)(1)(O)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(P)	Revised Form of Letter to Holders of American Depositary Receipts
(a)(1)(Q)	Revised Form of Letter to Financial Intermediaries and Custodians
(a)(1)(R)	Revised Form of Letter to Holders of Ordinary Shares

Exhibit	Description
(a)(5)(V)	Press Release dated February 14, 2007, announcing the extension of the acceptance period
(a)(5)(W)	Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat on February 14, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

E.ON Zwölfte Verwaltungs GmbH
By: /s/ Karl-Heinz Feldmann
Name: Mr. Karl-Heinz Feldmann
Title: Managing Director
By: /s/ Dr. Patrick Wolff
Name: Dr. Patrick Wolff
Title: Managing Director
E.ON Aktiengesellschaft
By: /s/ Dr. Michael Gaul
Name: Dr. Michael Gaul
Title: Member of the Board of Management
By: /s/ Karl-Heinz Feldmann
Name: Mr. Karl-Heinz Feldmann
Title: Senior Vice President and General Counsel

Exhibit Index.

Exhibit		Description
(a	)(1)(A)	Offer to Purchase dated January 26, 2007
(a	)(1)(B)	Form of Share Form of Acceptance
(a	)(1)(C)	Form of ADS Letter of Transmittal
(a	)(1)(D)	Form of Notice of Guaranteed Delivery
(a	)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a	)(1)(F)	Form of Letter to Holders of American Depositary Receipts
(a	)(1)(G)	Form of Letter to Financial Intermediaries and Custodians
(a	)(1)(H)	Form of Letter to Holders of Ordinary Shares
(a	)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W−9
(a	)(1)(J)	Limited Due Diligence Information Obtained from Endesa
(a	)(1)(K)	Supplement to the U.S. Offer to Purchase dated February 14, 2007
(a	)(1)(L)	Revised Form of Share Form of Acceptance
(a	)(1)(M)	Revised Form of ADS Letter of Transmittal
(a	)(1)(N)	Revised Form of Notice of Guaranteed Delivery
(a	)(1)(O)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a	)(1)(P)	Revised Form of Letter to Holders of American Depositary Receipts
(a	)(1)(Q)	Revised Form of Letter to Financial Intermediaries and Custodians
(a	)(1)(R)	Revised Form of Letter to Holders of Ordinary Shares
(a	)(5)(A)	Press Release dated February 21, 2006, announcing the cash offer for Endesa, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on February 21, 2006
(a	)(5)(B)	Press Release dated September 26, 2006, announcing the intention to increase the offer price to at least €35.00, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on September 26, 2006
(a	)(5)(C)	English translation of the Relevant Notice filed with the CNMV on January 2, 2007, announcing the intention to reduce the increased offer price to at least 34.50, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on January 3, 2007
(a	)(5)(D)	Form of Summary Advertisement, published in The Wall Street Journal on January 26, 2007
(a	)(5)(E)	Press Release dated January 26, 2007, announcing the intention to submit E.ON 12’s final offer via the Spanish ‘‘sealed envelope’’ procedure
(a	)(5)(F)	English translation of an advertisement relating to the Offers published in the Spanish press

Exhibit		Description
(a	)(5)(G)	Investor Presentation February 2007
(a	)(5)(H)	Press release dated February 2, 2007, announcing E.ON 12’s intention to submit its final bid to the CNMV
(a	)(5)(I)	English translation of the ad-hoc notice filed with the German BaFin on February 2, 2007, announcing the submission of E.ON 12’s final bid to the CNMV
(a	)(5)(J)	Press Release dated February 3, 2007, announcing the submission of E.ON 12’s final bid to the CNMV
(a	)(5)(K)	Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat on February 3, 2007
(a	)(5)(L)	Presentation dated February 3, 2007
(a	)(5)(M)	Transcript of the Investor Conference Call Speech by Dr. Wulf H. Bernotat on February 3, 2007
(a	)(5)(N)	Transcript of the Press Conference held on February 3, 2007
(a	)(5)(O)	Press Release dated February 6, 2007
(a	)(5)(P)	Transcript of the Investor Conference Call on February 3, 2007
(a	)(5)(Q)	Form of Notice published in The Wall Street Journal on February 8, 2007, announcing the increase of the offer price to €38.75
(a	)(5)(R)	English translation of an advertisement relating to the Offers published in the Spanish press
(a	)(5)(S)	English translation of Spanish advertisements
(a	)(5)(T)	English translation of the content of the website www.eonsi.es
(a	)(5)(U)	Roadshow Presentation
(a	)(5)(V)	Press Release dated February 14, 2007, announcing the extension of the acceptance period
(a	)(5)(W)	Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat on February 14, 2007
(b	)(1)	Syndicated Term and Guarantee Facility Agreement, dated October 16, 2006, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto
(b	)(2)	Term Loan and Guarantee Facility Agreement, dated February 2, 2007, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc., Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto
(d	)(1)	Confidentiality Agreement, dated January 16, 2006, between E.ON and Endesa
(g	)	Not applicable
(h	)	Not applicable